Filed Pursuant to Rule 433

Registration Statement No. 333-201958

Pricing Term Sheet February 25, 2016

Union Pacific Corporation

Reopening of 4.375% Notes due 2065 issued October 29, 2015

Issuer:	Union Pacific Corporation

Ratings (Moody’s / S&P):	A3 / A*

Principal Amount:

$200,000,000

The notes offered hereby constitute a further issuance of, and will be consolidated with, the $400,000,000 principal amount of 4.375% notes due 2065 issued October 29, 2015. Upon completion of this offering the aggregate principal amount of notes outstanding will be $600,000,000.

Trade Date:	February 25, 2016

Settlement Date:	March 1, 2016 (T+3)

Maturity:	November 15, 2065

Interest Payment Dates:	May 15 and November 15, commencing on May 15, 2016

Coupon:	4.375%

Price to Public:	95.106% of Principal Amount, plus accrued and unpaid interest from October 29, 2015

Yield to Maturity:	4.627%

Benchmark Treasury:	UST 3.000% due November 15, 2045

Benchmark Treasury Price / Yield:	108-23+ / 2.577%

Spread to Benchmark Treasury:	+205 basis points

Optional Redemption Provisions:

Make-Whole Call:	At any time prior to May 15, 2065, at the greater of 100% or the make-whole amount at a discount rate equal to the Treasury Rate plus 30 basis points plus accrued and unpaid interest to the date of redemption.

Par Call:	At any time on or after May 15, 2065, at 100% plus accrued and unpaid interest to the date of redemption.

Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

CUSIP / ISIN:	907818EG9 / US907818EG97

Denominations:	$1,000 x $1,000

Concurrent Debt Offering:	The Issuer is also offering $500,000,000 of 2.750% Senior Notes due 2026 and $600,000,000 of 4.050% Senior Notes due 2046.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Senior Co-Managers:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Co-Managers:

Mitsubishi UFJ Securities (USA), Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

BNY Mellon Capital Markets, LLC

Loop Capital Markets LLC

Mizuho Securities USA Inc.

PNC Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc., toll-free at 1-800-831-9146, calling Credit Suisse Securities (USA) LLC, toll-free at 1-800-221-1037, calling J.P. Morgan Securities LLC, collect at 1-212-834-4533, or calling Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649.

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